FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2018

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . .. . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Santander UK Group Holdings PLC - 83WK                                                         6 February 2018

Update on ring-fencing transfer scheme

SANTANDER UK GROUP HOLDINGS PLC

UPDATE ON RING-FENCING AND PART VII TRANSFER SCHEME

Santander UK Group Holdings plc is today providing further details of Santander UK plc’s and Abbey National Treasury Services plc’s proposed ring-fencing transfer scheme (the “Scheme”) under Part VII of the Financial Services and Markets Act 2000.

Introduction

Under UK legislation that will establish ring-fencing requirements for certain UK banks, the largest UK banking groups, including the Santander UK group, have to comply with new requirements to ring-fence their retail activities (such as current accounts, savings accounts and payments) by 1 January 2019.

As previously announced, Santander UK plc (“Santander UK”) will become the Santander UK group’s main ring-fenced bank (“RFB”) in the UK. It will serve all Santander personal customers in the UK and the vast majority of its business customers.

Santander UK will also broadly, to the extent allowed by the legislation, continue to hold and serve Santander’s corporate banking business in the UK. Any products Santander UK cannot offer, or customers it cannot serve, from within the RFB (which will include some Santander Global Corporate Banking business and Santander Corporate & Commercial customers) will, in most cases, be provided or served by the wider Santander group, notably Banco Santander, S.A. (“Banco Santander”) through its London branch (“SLB”).

Abbey National Treasury Services plc (“ANTS”) will transfer all of its business to either Santander UK or SLB, save for a small portfolio of specific assets that will remain in ANTS and be held until their maturity.

The Scheme

As part of the Santander UK group’s ring-fencing implementation, Santander UK and ANTS are undertaking the Scheme to help ensure that the Santander UK group will, ahead of 1 January 2019, be compliant with the ring-fencing provisions that will come into force on that date.

The Scheme is a legal process, overseen by the High Court of England and Wales (the “Court”), that gives effect to transfers of business so as to facilitate the creation of the ring-fence.

On 5 February 2018, the Court approved Santander UK’s and ANTS’ communications plan in respect of the Scheme. A subsequent hearing for the approval of the Scheme is expected to be held on 11 (and, if required, 12) June 2018. If the Scheme is approved at that hearing, the transfers of business under the Scheme will be effected in July and August 2018 as set out in the Scheme.

Santander UK Group Holdings PLC - 83WK                                                         6 February 2018

Update on ring-fencing transfer scheme

Further information

Details of the Scheme process, including Court dates and how you may participate in the process (including information on how to object), can be found on santanderringfencing.co.uk.

A copy of the Scheme document and a report on the effects of the Scheme prepared by an independent expert, John Cole of Ernst & Young LLP (the “Skilled Person Report”), together with summaries thereof, are available to download from santanderringfencing.co.uk

Disclaimer

Santander UK Group Holdings plc and Banco Santander both caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as "believes", "anticipates", "expects", "intends", "aims" and "plans" and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management's current expectations, estimates and projections and both Santander UK Group Holdings plc and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward looking statements on page 303 of the Santander UK Group Holdings plc 2016 Annual Report and page 55 of the Santander UK Group Holdings plc 2017 Half Yearly Financial Report. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK Group Holdings plc, Santander UK plc, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Contacts

Bojana Flint

Head of Investor Relations

020 7756 6474

Andy Smith

Head of Media Relations

020 7756 4212

- ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 6 February 2018                                                    By / s / Marc Boston

(Authorised Signatory)